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June 15, 2023

VIA EDGAR Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Erin Donahue and Jay Ingram
Re:	VinFast Auto Pte. Ltd. Draft Registration Statement on Form F-4 Submitted May 15, 2023 CIK No. 0001913510

Dear Sir or Madam:

On behalf of our client, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 9, 2023 (the “Comment Letter”) with respect to the Draft Registration Statement on Form F-4 confidentially submitted to the Commission on May 15, 2023 (the “Draft Registration Statement”). Concurrently with the filing of this letter, the Company has filed a Registration Statement on Form F-4 (the “Registration Statement”) through EDGAR.

To facilitate your review, we will separately deliver to you courtesy copies of the Registration Statement marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to the Registration Statement where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates, including the inclusion of the unaudited interim condensed consolidated financial statements of the Company as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 and the unaudited combined financial statements of Black Spade Acquisition Co (“Black Spade” or “BSAQ”) as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 and related disclosure.

Draft Registration Statement on Form F-4, filed May 15, 2023

Industry and Market Data, page iii

1.

We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the accuracy or completeness of the information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

June 15, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page iii of the Registration Statement to remove any implication of a disclaimer of responsibility for the information in the registration statement.

Summary, page 1

2.	Please revise this section to describe the expected sources and use of funds in connection with the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Registration Statement.

Anticipated Accounting Treatment, page 14

3.

You disclosed that the exchange of BSAQ Ordinary Shares held by Black Spade Shareholders for VinFast ordinary shares will be accounted for as a recapitalization in accordance with U.S. GAAP. Please revise your disclosure here and on page 107 to (i) briefly explain how you determined that the transaction should be accounted for as a recapitalization, (ii) to identify the accounting acquirer and acquiree and the factors you considered in determining each, and (iii) to describe the accounting that results from a recapitalization (i.e., no goodwill or other intangible assets recorded). Please also describe how you will record the transfer of assets regarding the merger of BSAQ with the wholly owned subsidiary of VinFast.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 116-117 of the Registration Statement.

Historical Selected Consolidated Financial Data of VinFast, page 20

4.	Please revise the title to the columns of the Consolidated Balance Sheet Data table to correctly identify the second column as data as of December 31, 2022.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement.

Risk Factors, page 23

5.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

June 15, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 84-85 of the Registration Statement.

6.

We note your disclosure that you rely on critical suppliers for the materials necessary for your operations. If material, please revise to disclose any disruptions you have experienced due to such reliance.

Response:

The Company respectfully advises the Staff that it has not experience any material disruptions due to its reliance on critical suppliers for the materials necessary for its operations.

7.

We note your disclosure on page 299 regarding an exclusive forum provision. Please revise to disclosure whether your forum selection provision applies to actions arising under the Securities Act. If so, please include risk factor disclosure stating that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision any governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Response:

The Company respectfully advises the Staff that the exclusive forum provision in the Company’s Warrant Agreement as amended by the Warrant Assumption Agreement states that it does not apply to actions arising under the Securities Act. In response to the Staff’s comment, the Company has revised the disclosure on page 318 of the Registration Statement to state this exclusion.

8.	Please continue to update the risk factor on pages 29-30 with any information regarding current recalls. For instance, we note the VF 8 City Edition was voluntarily recalled in May 2023.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 32, 42 and 44 of the Registration Statement.

Purchases of BSAQ Ordinary Shares, page 91

9.

We note your disclosure that the Sponsor may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or to provide them with an incentive to acquire such shares, or purchase shares from those who indicate an intention to redeem. Please provide your analysis on how such purchases would comply with Rule 14e-5.

Response:

The Company acknowledges the Staff’s comment and makes reference to the Tender Offer Compliance and Disclosure Interpretation Question 166.01 (March 22, 2022) that sets forth parameters relating to purchases by a SPAC sponsor or its affiliates outside of the redemption offer. In connection with the Staff’s comment, the Company has revised the disclosure on pages 82 and 98-99.

June 15, 2023

The Company, based on advice from BSAQ, confirms that any purchase of BSAQ Ordinary Shares by the Sponsor, the Initial Shareholders and/or their respective affiliates will comply with the conditions indicated in C&DI Question 166.01. In the revised disclosure on the above referenced pages, the Company discloses that (i) any public shares purchased by the Sponsor, the Initial Shareholders and/or their respective affiliates will be made at a price no higher than the redemption price; (ii) shares acquired in such transactions would not be voted in favor of approving the proposed business combination; and (iii) holders of such shares would waive their right to redemption rights with respect to such shares.

The Company also respectfully advises the Staff that, in the event of such purchase, BSAQ intends to file on a Form 8-K the requisite information outlined in C&DI Question 166.01.

Background of the Business Combination, page 94

10.	Please clarify the basis for the valuation of $23 billion. Please revise to disclose all material factors that the Black Spade board relied upon in agreeing to the current valuation.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that all material factors that the Black Spade board relied upon in agreeing to the current valuation of VinFast have been disclosed on pages 112-113 of the Registration Statement under the section headed “Financial Analysis.”

VinFast’s Business, page 154

11.

We note that you are “exploring potential partnerships with distribution agents, dealers and service partners.” If you enter into any partnerships, please disclose in future filings the material terms to those agreements, including the duration of the underlying agreements and the respective rights and obligations of each party. To the extent the agreements are material, please file the agreements as exhibits to the registration statement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Registration Statement to clarify that all of its sales to date have been through the Company’s multi-channel direct sales model. The Company respectfully advises the Staff that it has not entered into any material partnership agreements with distribution agents, dealers or service partners. The Company undertakes to disclose in future filings the material terms of any material partnership arrangements that it may enter into with distribution agents, dealers or service partners.

VinFast’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 212

12.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

June 15, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 223 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

General, page 241

13.	We note your disclosure of earnout shares issuable to VinFast shareholders, management and employees post-closing throughout the filing. Please address the following:

•	Expand your disclosures here and elsewhere to more fully describe how you will account for these earnout shares, including any material assumptions and estimates you will use in your accounting.

•	Provide an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, disclose that fact and explain why, consistent with Rule 11-02(a)(11)(ii) of Regulation S-X.

•	Tell us what consideration you gave to including the impact of these earnouts in your pro forma financial information.

•	Explain to us how you considered the guidance in ASC 718 or ASC 815-40 in determining your accounting.

Response:

The Company respectfully advises the Staff that there is a provision under the Business Combination Agreement pursuant to which, the Company, at its option, may issue such number of free bonus Company ordinary shares to the directors, executives, managers and employees of the Company and its subsidiaries, as determined at the relevant time in the sole discretion of the compensation committee of the Company’s Board. Since the earnout plan has not been finalized and approved, and the relevant time (together with the proportion of awards that each relevant party shall be entitled to) is subject to the determination of the compensation committee of Company’s Board, the grant date, the list of grantees, and the service inception date have not occurred or have yet to be determined. Thus, the accounting treatment cannot be determined and the Company did not elaborate more on the disclosure of accounting treatment for the the earnout plan. Given the lack of necessary approval and factually supportable information, the Company respectfully assessed that the earnout plan does not require a pro forma adjustment.

The Company respectfully advises the Staff that the appropriate disclosures will be made in the future when the grants are made.

Ownership, page 243

14.

Revise your disclosures here and throughout the filing to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, mid-point and maximum redemption levels.

June 15, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii-xx, 15, 46, 62, 100, 258-265, 268-269 and 345-346 of the Registration Statement.

Management of VinFast Following the Business Combination, page 253

15.	With respect to each person who will serve as a director or an executive officer of the Combined Company, please revise to provide the compensation information required by Item 402 of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company believes that individual compensation information for those who will serve as directors and executive officers of the Combined Company pursuant to Item 402 of Regulation S-K is not required for the following reason:

Item 18(a)(7)(ii) of Form F-4 cross refers to Items 6.B of Form 20-F. Pursuant to Item 6.B, disclosure of compensation on an individual basis is not required if it is not required in the company’s home country and is not otherwise publicly disclosed by the company. Singapore laws do not require such disclosure and the Company does not otherwise disclose such information. Accordingly, the Company has disclosed the aggregate compensation of those who will serve as directors and executive officers of the Combined Company on page 278 of the Registration Statement under the heading “Management of VinFast Following the Business Combination – Compensation of Directors and Executive Officers.”

16.	Please describe the business experience of each director and officer during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the biographies set forth in the Registration Statement beginning on pages 272-274 describe the business experience of each executive officer and director of the Combined Company during the past five years.

Exhibits

17.

We note you filed a “Form of Employment Agreement” as Exhibit 10.27. Please either file each individual employment agreement you have with your employees, rather than the Form of Employment Agreement, or expand the discussion on page 259 to add descriptions of each of the employment agreements.

Response:

The Company respectfully advises the Staff that the Company believes that such individual employment agreements are not required to be filed for the following reason:

Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company need not file any compensatory plan, contract or arrangement “if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.”

June 15, 2023

Item 402(a)(1) provides that a foreign private issuer will be deemed to comply with the requirements of such Item “if it provides the information required by Items 6.B and 6.E.2 of Form 20-F, with more detailed information provided if otherwise made publicly available or required to be disclosed by the issuer’s home jurisdiction or a market in which its securities are listed or traded….” Item 18(a)(7)(ii) of Form F-4 also directs an issuer to provide the information required by Items 6.B and 6.E of Form 20-F with respect to each person who will serve as a director or an executive officer of Combined Company. Instruction 4(c)(v) to the Exhibits to Form 20-F further provides that public filing of a management contract or compensatory plan, contract or arrangement, or portion thereof, is not required if the filing of such materials is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.”

The Company is a foreign private issuer and has provided the information required by Items 6.B and 6.E.2 of Form 20-F on pages 278-279 of the Registration Statement.

General

18.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•

Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, of equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	Experience labor shortages that impact your business;

•	Experience cybersecurity attacks in your supply chain;

•

Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

•	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	Be unable to supply products due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

The Company respectfully advises the Staff that its business segments, products, lines of services, projects and operations have not been materially impacted by such supply chain disruptions. In response to the Staff’s comment, the Company has revised the disclosure on pages 223 and 227 of the Registration Statement.

19.

Please tell us whether the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxiii, 13, 74, 96 and 114 of the Registration Statement to disclose (i) that the Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities, if any, in connection with the business combination, and (ii) the number and approximate dollar value of the Company’s shares the Sponsor will receive based on the transaction value, using the implied per share value of $10.00.

June 15, 2023

In addition, the Company respectfully advises the Staff that, as of the date of this letter, the Company has not entered into any arrangements for additional financing other than the backstop equity investment by the Sponsor up to an aggregate amount of $30 million. The ownership percentage of the Company before and after such financing is disclosed on pages xviii-xx and 258 of the Registration Statement.

20.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii-xx, 258 and 345-346 of the Registration Statement.

21.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as nay interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxii-xxiv, 12-14, 74-76, 95-98, and 114-116 of the Registration Statement.

22.

Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxii-xxiii, 12-13, 74-75, 96, and 114-115 of the Registration Statement.

23.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemptions levels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii-xx, 258 and 345-346 of the Registration Statement.

24.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

June 15, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xxiv, 14, 76, 98 and 116 of the Registration Statement to disclose that other than inducing the underwriters to proceed with the initial public offering (“IPO”) of Black Spade, no other consideration was received for such waivers.

25.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xviii-xx of the Registration Statement.

26.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page xxvii of the Registration Statement.

27.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that, in May 2023, all deferred underwriting commissions of $5,915,000 relating to Black Spade’s IPO have been waived and reversed. In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 144 and 146 of the Registration Statement.

28.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

June 15, 2023

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that the Sponsor is controlled by, and has substantial ties with non-U.S. persons. The Company further advises the Staff that the Company’s existing shareholders are controlled by, and have substantial ties with a non-U.S. person. In response to the Staff’s comment, the Company has included the requested risk factor and related information on pages 68-69 of the Registration Statement.

29.

We understand that Citigroup Global Markets (“Citigroup”), the lead underwriter in your SPAC IPO, has waived a portion of the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Citigroup. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that all of such deferred underwriting commissions have been waived by the underwriters of Black Spade’s SPAC IPO. In response to the Staff’s comment, the Company has revised the disclosure on pages 81-82, 144 and 146 of the Registration Statement.

The Company also respectfully advises the Staff that the Company has revised the disclosure on pages 260 and 270 of the Registration Statement to reflect in the pro forma financial information the waiver of such deferred underwriting commissions.

30.

Please describe what relationship existed between Citigroup and Black Spade Acquisition after the close of the IPO, including any financial or merger-related advisory services conducted by Citigroup. For example, clarify whether Citigroup had any role in the identification or evaluation of business combination targets.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that there was no formal relationship established between Citigroup and Black Spade after the closing of the IPO. Aside from general dialogue between representatives of Black Spade and Citigroup about sourcing targets and broader SPAC market conditions in the ordinary course, Citigroup was not retained in any role after the IPO. Additionally, the Company has revised the disclosure on page 81 of the Registration Statement.

31.

Please tell us whether you are aware of any disagreements with Citigroup regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Citigroup was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Citigroup is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that it is not aware of any disagreement with Citigroup regarding the disclosure in its registration statement. In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement.

June 15, 2023

32.

Disclose whether Citigroup provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Citigroup was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Citigroup has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response:

The Company respectfully advises the Staff, based on advice from Black Spade, that Citigroup did not provide any reasons for the fee waiver. In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Registration Statement.

33.

Please disclose any fees paid or due to JonesTrading in connection with its role as a financial advisor to Black Spade and any fees paid to J.S. Held LLC for its role as investigative researcher to Black Spade.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages xx and 105 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

Enclosure

cc:	(via email)
Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.
David Mansfield, Chief Financial Officer, VinFast Auto Ltd.
Dennis Tam, Chairman and Co-Chief Executive Officer, Black Spade Acquisition Co
Stacey Wong, Esq., Partner, Latham & Watkins LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP